UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                      Photon Technology International, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                     719378
                                 (CUSIP Number)

              c/o Greenbaum, Rowe, Smith, Ravin, Davis & Himmel LLP
                             W. Raymond Felton, Esq.
                              99 Wood Avenue South
                                  P.O. Box 5600
                          Woodbridge, New Jersey 07095
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notice and Communications)

                                February 22, 2001
             (Date of Event which requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box___.


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

                                   CUSIP NO.
                                    719378

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Charles G. Marianik:  S.S. Number: ###-##-####
                 PhotoMed GmbH: Federal Identification No.    N/A


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)     X

         (b)    Not Applicable


3.       SEC USE ONLY



4.       SOURCE OF FUNDS*

         Not applicable.

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ___

         Not Applicable

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         New Jersey

                         7.  SOLE VOTING POWER
                                749,803
        NUMBER OF
        SHARES
        BENEFICIALLY     8.  SHARED VOTING POWER
        OWNED BY                0
        EACH
        REPORTING
        PERSON           9.  SOLE DISPOSITIVE POWER
        WITH                    749,803

                         10.  SHARED DISPOSITIVE POWER
                                0


11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         Charles  G. Marianik        0
         PhotoMed GmbH               749,803

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES* ___

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         PhotoMed GmbH owns 63.42% of the outstanding common stock of Photon Technology International, Inc. Mr. Marianik owns 90% of the stock of PhotoMed GmbH.


14.      TYPE OF REPORTING PERSON*

         Charles G. Marianik, Individual
         PhotoMed GmbH     Corporation



Item 1.  Security and Issuer

         (a) The title of the class of equity securities to which this statement relates is common stock.

         (b) The name and address of the principal executive office of the issuer is:

          Photon Technology International, Inc.
          1009 Lenox Drive, Suite 104
          Lawrenceville, NJ  08648


Item 2.  Identity and Background

         The reporting persons are Charles G. Marianik, an individual and PhotoMed GmbH, a German corporation. Mr. Marianik is the president and a member of the Board of Directors of Photon Technology International, Inc. and has an address c/o Photon Technology International, Inc. at 1009 Lenox Drive, Suite 104, Lawrenceville, New Jersey 08648. PhotoMed GmbH is a European marketing and sales organization distributing analytical instruments and has an address at Inninger Str. 1, 82229 Seefeld, Germany.

         During the last five years, the reporting persons have not been convicted in a criminal proceeding (excluding traffic violations or similar.

         During the last five years, the reporting persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



Item 3.  Source and Amount of Funds or Other Consideration

         Not Applicable

Item 4.  Purpose of Transaction

         This Schedule is filed to report the sale and transfer by Mr. Marianik to PhotoMed of 352,977 shares of Photon common stock. Mr. Marianik owns 90% of PhotoMed's outstanding stock.

         The reporting persons have no plans or proposals which relate to or would result in:

         (a) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (b) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (c) Any material change in the present capitalization or dividend policy of the Issuer;

         (d) Any other material change in the Issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

         (e) Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person;

         (f) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

         (g) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (h) Any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer

     The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by the reporting person is 352,977 shares or 29.855%.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None.

Item 7.  Material to be Filed as Exhibits

         There are no exhibits filed with this Schedule.


Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                        /s/ Charles G. Marianik
                                        ---------------------------------
                                        Charles G. Marianik


September 13, 2001
                                        PhotoMed GmbH


                                        By: /s/ Charles G. Marianik
                                            -----------------------------
                                            Charles G. Marianik